December 15, 2004

Dan Greenspan

Mail Stop 3-9

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:       Herbalife Ltd.

Registration No. 333-119485

Ladies and Gentlemen:

                With respect to the proposed initial public offering by Herbalife Ltd. (the “Company”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), as agent for the managing underwriters, hereby confirms that MLPF&S has contacted its internal sales force and all members of the underwriting syndicate regarding the revised offering price and that such sales force and the members have agreed to orally advise potential purchasers of the revised price prior to sending confirmation of sale.

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                Please contact Emmanuelle T. Ejercito at (213) 687-5327 or the undersigned at (310) 209-4021 if you have any further questions.

Very truly yours,

By:	/s/ Kevin L. Cook
Kevin L. Cook
Vice President, Merrill Lynch & Co.

cc: Marcelo Cosma, Esq.